RECEIVED SEC MAIL PROCESSING SEP 16 2002 WASH. D.C. 160 SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

02057906

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Material Change Report dated August 28, 2002

Commission File Number 1-7953

PROCESSED SEP 18 2002 THOMSON FINANCIAL

RIO ALGOM LIMITED

(Translation of Registrant's name into English)

Suite 3400, 66 Wellington Street West,
Toronto, Ontario, Canada
(Address of Principal Executive Offices)

M5H 1N6
(Zip Code)

(416) 868-7544
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ____ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_

Information furnished on this form:

Material Change Report of Rio Algom Limited dated August 28, 2002 regarding the Press Release issued by Rio Algom Limited on August 23, 2002 announcing dismissal of litigation relating to claims by certain holders of Rio Algom's 5.5% convertible debentures.

MATERIAL CHANGE REPORT

PURSUANT TO

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)

SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)

SECTION 75(2) OF THE SECURITITES ACT (ONTARIO)

SECTION 73 OF THE SECURITIES ACT (QUEBEC)

SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)

SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1: REPORTING ISSUER

Rio Algom Limited
Suite 3400, 66 Wellington Street West
Toronto Dominion Bank Tower
Toronto, Ontario
M5H 1N6

ITEM 2: DATE OF MATERIAL CHANGE

August 22, 2002

ITEM 3: PRESS RELEASE

The press release attached hereto as Schedule "A" was issued on August 23, 2002 via Canada NewsWire Service, Toronto, Ontario.

ITEM 4: SUMMARY OF MATERIAL CHANGE

See attached Schedule "A".

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

See attached Schedule "A".

ITEM 6: RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER – FOR FURTHER INFORMATION CONTACT

For further information, please contact Mr. John A. H. Bush, Director, at (416) 868-7544.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 28th day of August, 2002

RIO ALGOM LIMITED

per: *"John A. H. Bush"*
Name: John A. H. Bush
Title: Director

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE "A"

NEWS FOR IMMEDIATE RELEASE

Toronto, Ontario – *August 23, 2002* - Rio Algom is pleased to announce that the claim by certain holders of its 5.5% convertible debentures against Rio and its current and former directors has been dismissed. Justice James Spence, in reasons released August 22, 2002, concluded that the applicants had not shown that they have any basis for a claim for the oppression remedy against Rio Algom or its board of directors.

For further information, please call:

John A. Bush
(416) 868-7544

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIO ALGOM LIMITED
(Registrant)

By: ______________________
Name: John A. H. Bush,
Title: Director

Date: September 4 , 2002